DANZIG KAYE COOPER FIORE & KAY, LLP
COUNSELLORS AT LAW
P.O. BOX 333
30A VREELAND ROAD
FLORHAM PARK, NEW JERSEY 07932-0333
TELEPHONE (973) 443-0600
FACSIMILE (973) 443-0609
DAVID M. KAYE
e-mail: dmkaye@dkcfk.com

VIA EDGAR

June 29, 2006

Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

    Re:EnerTeck Corporation
Registration Statement on Form SB-2
Filed April 28, 2006
File No. 333-133651

Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 13, 2006
File No. 000-31981

Form 10-QSB for the fiscal quarter ended March 31, 2006
Filed May 12, 2006
File No. 000-31981

Ladies and Gentlemen:

On behalf of EnerTeck Corporation (the “Company”), we are hereby filing through EDGAR the Company’s Amendment No. 1 to its Registration Statement on Form SB-2. We are also setting forth below the Company’s responses to the Staff’s comments regarding the above referenced filings set forth in your letter dated May 16, 2006. To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter. With regard to revisions to the Company’s Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006 as contemplated by the responses below, the Company will await filing amendments thereto until your office has had a chance to review the responses below and advise the Company accordingly.

1.  The SIC code number has been revised to 2890. All future filings will reflect the same number.

            Pamela A. Long
                   June 29, 2006

      2.  The fee table has been revised to indicate those shares that are issued and outstanding and those shares that are issuable under warrants.

3.  The cover page of the prospectus has been revised to disclose that the registered shares include shares that are issuable upon exercise of outstanding warrants.

4.  The section regarding Forward Looking Statements has been relocated to follow the prospectus summary.

5.  The first sentence of the third paragraph in the section Forward Looking Statements pertaining to incorporation by reference has been deleted.

6.  The Selling Stockholders section has been revised to disclose and briefly describe the transactions or series of transactions in which each selling security holder received its shares/warrants.

7.  Footnotes to the Selling Stockholders table have been revised to indicate the natural persons with dispositive voting or investment control for each selling stockholder that is not a natural person.

8.  The Selling Stockholders section has been revised to indicate, with respect to any security holder which is not a natural person, whether such stockholder is a broker-dealer or an affiliate of a broker-dealer. If an affiliate of a broker-dealer, the information requested has been provided.

9.  The Selling Stockholders section has been revised to clarify whether any selling security holder has a material relationship with the Company within the last three years.

10.  The Legal Matters section has been revised to provide the information required by paragraph 23 of Schedule A to the Securities Act of 1933.

11.  The disclosure in the third paragraph in the Available Information section has been revised.

12.  The disclosure in the second paragraph in the Available Information section has been revised to disclose the information required by the Item 101(c)(2) of Regulation S-B.

13. The details of the non-cash compensation expense are included on the attached schedule. The valuation method and the basis in GAAP for determining the expense recorded for each issuance are included on this schedule. The warrants issued to Atheneum Capital LLC were for past consulting services. Therefore, the disclosure in
        Note 5 has been modified to reflect this. The assumptions used in estimating the fair value of the warrants issued have been added to the disclosures in Note 5.

14. The letter of intent for the purchase of RubyCat has been disregarded. The Company is currently in negotiations with the owners of RubyCat for the purchase of the
      EnerBurn technology and associated assets. Therefore, this will be an asset purchase. The disclosure in Note 6 has been modified to delete the disclosure regarding the letter of intent.

    15.  Exhibit 5.1 has been filed with the Amendment.

        Pamela A. Long
        June 29, 2006

    16.  The signature page has been revised to include the Principal Accounting Officer.
        17.  The Company will amend its Form 10-KSB to disclose the following in Item 8A. Controls and Procedures, in place of the disclosure currently appearing therein:

“The Company has adopted and implemented internal disclosure controls and procedures designed to provide reasonable assurance that all reportable information will be recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Under the supervision and with the participation of the Company’s management, the Company’s Chief Executive Officer and Principal Financial Officer have evaluated the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by this report.  Based upon this evaluation, such officers have concluded that the Company’s disclosure controls and procedures were not effective as of the end of the period covered by this report in timely alerting them to material information required to be included in this report. There were several material adjustments proposed by the Company’s outside auditors. These adjustments resulted primarily from the correction of amounts recorded for share-based compensation. The Company hired a full-time Chief Financial Officer in December 2005 who has been educated on the requirements for recording share-based compensation in an effort to improve the disclosure controls and procedures.

There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

In addition, the Company will amend its Form 10-QSB to disclose the following in Item 3. Controls and Procedures, in place of the disclosure currently appearing therein:

    “Under the supervision and with the participation of the Company’s management, the Company’s Chief Executive Officer and Principal Financial Officer have evaluated the Company’s disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report.  Based upon this evaluation, such officers have concluded that the Company’s disclosure controls and procedures are effective as of the end of the period covered by this report in timely alerting them to material information required to be included in this report. There have been no changes in internal control over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

       18. Please see the response to 17 above.
       19. Most of the Other Income for the quarter ended March 31, 2006 was interest income. The Company will include this information in future filings.
               20. The Company has adopted SFAS 123R as of January 1, 2006 and has applied the modified prospective approach. The Company will include the information required by paragraphs 64, 85, A240-A241 of SFAS 123R in future filings. These disclosures in the quarterly filings will look like the following:

     Pamela A. Long
     June 29, 2006

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaced SFAS No. 123 and supercedes APB Opinion No. 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The Company adopted SFAS 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The consolidated financial statements as of and for the quarter ended March 31, 2006 reflect the impact of adopting SFAS 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Prior to 2006, the Company accounted for stock-based compensation to employees and directors under the intrinsic value method under APB Opinion No. 25. Under this method, the Company recognized no compensation expense for stock granted when the underlying number of shares is known and the exercise price of the option is greater than or equal to the fair market value of the stock on the grant date. Had the Company determined compensation expense for stock option grants based on their estimated fair value at their grant date, the Company’s net loss and net loss per share would have been as follows:

Three Months Ended June 30, 2005

Net loss, as reported	$ (XXXX)

Deduct: stock-based compensation expense determined under fair value based method	(XXXX)

Pro forma net loss	$ (XXXX)

Net loss per share, basic and diluted:
As reported	(x.xx)
Pro forma	(x.xx)

The weighted average fair value of the stock options granted during the three months ended June 30, 2006 and 2005 was $x.xx and $x.xx, respectively. Variables used in the Black-Scholes option-pricing model include (1) risk-free interest rates of xx% and xx%, (2) expected option life is the actual remaining life of the options as of each period end, (3) expected volatility is xx% to xx% and (4) zero expected dividends.

Should you have any further questions or comments regarding the filing, please contact the undersigned.

Further, assuming the Commission is prepared to grant an effective date based upon this filing, the Company is prepared to submit a request for acceleration.
Pamela A. Long
June 29, 2006

We thank you for your attention and cooperation with this filing.

Very truly yours,

/s/ David M. Kaye
David M. Kaye
DMK:llm

cc: EnerTeck Corporation
Attn: Dwaine Reese
Richard B. Dicks

EnerTeck Corporation
Non-cash compensation
2005

Name	Type of service	Price per Share	Date	Number of Shares	Total Value	Valuation method	GAAP Basis

Shares issued for services:
Thomas Boccieri	Legal services	0.39	2/7/2005	160,000	62,400	Market price	SFAS 123
David Kaye	Legal services	0.32	6/15/2005	50,000	16,000	Market price	SFAS 123
Steven Cloyes	Consulting services	0.32	6/15/2005	950,000	304,000	Market price	SFAS 123
Gary Aman	Services as a director	0.81	6/28/2005	200,000	162,000	Market price	SFAS 123
Jack Cowles	Services as a director	0.81	6/28/2005	200,000	162,000	Market price	SFAS 123
Parry Ketchmark	Former President and acting CFO	0.985	7/5/2005	1,000,000	985,000	Market price	SFAS 123
Dwaine Reese	Issue shares to founding shareholder	2.35	12/6/2005	2,325,000	5,463,750	Market price	SFAS 123
Tom Himsel	Issue shares to founding shareholder	2.35	12/6/2005	100,000	235,000	Market price	SFAS 123
Gary Aman	Issue shares to founding shareholder	2.35	12/6/2005	225,000	528,750	Market price	SFAS 123
Ken Jackson	Issue shares to founding shareholder	2.35	12/6/2005	100,000	235,000	Market price	SFAS 123

Total shares issued for services					8,153,900

Warrants issued:
Richard Dicks	CFO		11/1/2005	100,000	24,000	Intrinsic value	APB 25
BATL Bioenergy LLC	Equity financing		12/6/2005	1,000,000	2,299,420	Black-Scholes valuation	SFAS 123
Richard Rankin/Antheneum Capital LLC	Consulting services		12/8/2005	500,000	1,172,380	Black-Scholes valuation	SFAS 123

Total warrants issued					3,495,800

Total non-cash compensation					11,649,700